Filed by Advanced Emissions Solutions, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company:
Advanced Emissions Solutions, Inc.
(Commission File No. 001-37822)

Advanced Emissions Solutions, Inc. posted the following presentation to its website on November 8, 2022:

Advanced Emissions Solutions, Inc. Advancing Cleaner Energy Third Quarter 2022 Earnings Results Call November 9, 2022 1

2 Safe Harbor This presentation includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which provides a “safe harbor” for such statements in certain circumstances. When used in this presentation, the words “can,” “will,” “intends,” “expects,” “believes,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. All statements that address activities, events or developments that Advanced Emissions Solutions, Inc. ("ADES" or the "Company") and/or Arq Limited ("Arq") intend, expect or believe may occur in the future are forward-looking statements. These forward-looking statements may relate to such matters as business strategy, goals and expectations concerning the combination of ADES and Arq (the "Transaction") (including the anticipated timing of consummation of the Transaction, future operations, future performance or results). The forward-looking statements may further include expectations about net, after-tax cash flows from refined coal, future demand for our APT products, pressure on APT margins and acceptance of price increases as well as results from the Company’s review of strategic alternatives and other matters. These forward-looking statements involve risks and uncertainties. Actual events or results could differ materially from those discussed in the forward-looking statements as a result of various factors including, but not limited to: uncertainties as to the timing of the consummation of the Transaction; the risk that the Transaction may not be completed in a timely manner or at all; the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived; the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction agreement; the effect of the announcement of the transactions contemplated by the transaction agreement on the Company’s ability to hire key personnel, its ability to maintain relationships with customers, suppliers and others with whom it does business, or its results of operations and business generally; risks related to diverting management’s attention from the Company’s ongoing business operations; the ability to meet Nasdaq’s listing standards following the consummation of the Transaction; costs related to the proposed Transaction; opportunities for additional sales of our lignite activated carbon products and end-market diversification; the outcome of the review of strategic alternatives; the Company’s ability to meet customer supply requirements; the rate of coal- fired power generation in the United States; timing of new and pending regulations and any legal challenges to or extensions of compliance dates of them, the U.S. government’s failure to promulgate regulations that benefit our business; changes in laws and regulations; Internal Revenue Service interpretations or guidance, accounting rules, any pending court decisions, prices, economic conditions and market demand; impact of competition; availability, cost of and demand for alternative energy sources and other technologies; technical, start up and operational difficulties; competition within the industries in which the Company operates; loss of key personnel; ongoing effects of the COVID-19 pandemic and associated economic downturn on operations and prospects; as well as other factors relating to our business, as described in the Company’s filings with the SEC, with particular emphasis on the risk factor disclosures contained in those filings. You are cautioned not to place undue reliance on the forward-looking statements and to consult filings ADES has made and will make with the SEC for additional discussion concerning risks and uncertainties that may apply to the business and the ownership of ADES securities. The forward-looking statements speak only as to the date of this presentation, and the Company does not undertake any obligation to update its forward-looking statements to reflect events or circumstances that may arise after the date of this presentation. This presentation does not contain all the information that should be considered concerning the proposed transaction to be voted upon at the special meeting of shareholders and is not intended to provide the basis for any investment decision or any other decision in respect of the transaction. Shareholders are advised to read any proxy statement/prospectus prepared in connection with the Transaction. Non-GAAP Financial Measures Included in this presentation are certain financial measures that are not calculated in accordance with U.S. generally accepted accounting principles ("GAAP") designed to supplement, and not substitute, the Company's financial information presented in accordance with GAAP. The non-GAAP measures as defined by the Company may not be comparable to similar non-GAAP measures presented by other companies. The presentation of such measures, which may include adjustments to exclude unusual or non-recurring items, should not be construed as an inference that the Company’s future results or leverage will be unaffected by other unusual or non-recurring items. Please see the Company's filings with the SEC for how we define these non-GAAP measures, a discussion of why we believe they are useful to investors, and certain limitations and reconciliations thereof to the most directly comparable GAAP measures. 2

3 Safe Harbor Additional Information In connection with the proposed business combination with Arq (the “Transaction”), Elbert Holdings, Inc. (“New ADES”), a wholly owned subsidiary of ADES, filed a registration statement on Form S-4 with the SEC (the “Registration Statement”), which includes a preliminary proxy statement/prospectus, that will be both the proxy statement to be distributed to ADES’ shareholders in connection with its solicitation of proxies for the vote by ADES’ shareholders with respect to the business combination and other matters as may be described in the Registration Statement, as well as the preliminary prospectus relating to the offer and sale of the securities by New ADES to be issued to the shareholders of ADES in the Transaction. After the Registration Statement is declared effective, ADES will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. This press release does not contain all the information that should be considered concerning the proposed Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Transaction. ADES’ shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus and other documents that will be filed in connection with the proposed Transactions, as these materials contain and will contain important information about ADES, New ADES, Arq and the proposed Transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Transactions will be mailed to shareholders of ADES as of a record date to be established for voting on the proposed Transactions. The documents relating to the proposed Transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge by contacting us at 8051 E Maplewood Ave, Ste 210, Greenwood Village, CO 80111, Attn: General Counsel. No Offer or Solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Participants in the Solicitation This presentation is not a solicitation of a proxy from any security holder. ADES and its directors, executive officers, other members of management and employees may be deemed to be participants in the solicitation of proxies from ADES' stockholders in connection with the Transaction. Information regarding the names and interests in the proposed transaction of ADES' directors and officers is contained ADES' filings with the SEC. Additional information regarding the interests of potential participants in the solicitation process will also be included in the proxy statement/prospectus relating to the Transaction and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above. 3

Third Quarter Highlights

Consolidated Results

- Consumables revenue was $28.4M compared to $26.7M in 2021
- Consumables gross margin was 24.1% compared to 25.2% in 2021
- Net loss was ($2.4M) compared to net income of $24.3M due to the effect of Tinuum investments in the prior year
- Adjusted EBITDA[(1)] of ($0.5M) compared to $28.5M in 2021
- Production volume strong at Red River; inventory position modestly improved

Capital Allocation & Balance Sheet

- Capital allocation priority remains with organic investment in our manufacturing capabilities
- Cash, including restricted cash, of $85.8M at quarter-end compared to $88.8M as of December 31, 2021
- Portion of restricted cash expected to be released upon closing of Marshall Mine sale in 2023
- Only debt outstanding are finance liabilities totaling $4.9M

Outlook

- Expect continued top-line strength supported by robust demand and pricing initiatives
- Margin pressures expected to persist through 2022, though they will be partially offset via price initiatives and product mix
- Managing inventory closely; average selling price expected to trend higher
- Announced merger with Arq Limited

(1) Consolidated Adjusted EBITDA is a non-GAAP measure. See Appendix for definitions and reconciliations.

4

Financial Highlights $28.4 $26.7 $79.6 $62.6 Consumables Revenue ($2.4) $24.3 ($5.8) $54.6 Net Income (Loss) ($0.5) $28.5 $2.5 $75.8 Adjusted EBITDA(1) (1) Consolidated Adjusted EBITDA is a non-GAAP measure. See Appendix for definitions and reconciliations. Consumables revenue grew 7% and 27% compared to prior year periods, supported by volume and price uplift Year-over-year variance in Net Income and Adjusted EBITDA(1) driven by the winddown of operations in our Tinuum investments at the end of 2021 Strong cash position and minimal liabilities offer us flexibility to invest organically in our manufacturing capabilities Restricted Cash 5 Q3 2022 Q3 2021 September 30, 2022 December 31, 2021 As of Q3 2022 Q3 2021 Q3 2022 Q3 2021 YTD 2022 YTD 2021 YTD 2022 YTD 2021 YTD 2022 YTD 2021 $75.8 $78.8 $10.0 $10.0 Cash & Equivalents

Merger with Arq Creates a Vertically Integrated Environmental Technology Company 6 Expand Growth Opportunities1 Sustainable Competitive Advantage2 Enhance Long-term Profitability3• GAC Market Development: provides opportunity to address more than 80% of the North American AC Market (up from 35% currently addressed through existing lignite products) • Adjacent Market Growth: diversification opportunities into numerous markets including additives for Carbon Black, Asphalt and Marine Fuel • Strong Partnerships: opportunity to leverage combined existing strategic partnerships with leading companies for growth and market access • Secured Feedstock Source: unique, waste-derived feedstock produces high performance and environmentally beneficial products • Vertical Integration: significant control of supply chain, enabling reliable and efficient production and distribution of expanded portfolio of GAC / PAC and environmentally beneficial carbon-sourced products • Attractive Environmental Profile: waste feedstock results in lower manufacturing emissions and promotes reclamation of property for future use and increased biodiversity • Attractive Financial Profile: promotes market diversification, shifting exposure away from power generation and towards higher margin, growing markets • AC Market Access: strong synergies between Arq’s feedstock and ADES’ operations, technology and commercial infrastructure • Strategic Growth: promotes pursuit of additional opportunities such as higher margin GAC and additive markets for Carbon Black, Asphalt and Marine Fuel

2022 Priorities ENHANCE LONG-TERM PROFITABILITY AT RED RIVER PLANT: • Capitalize on highly efficient and low-cost, world class manufacturing facilities • Pursue optimal customer mix to leverage enhanced value creation through new customer contracts • Structurally upgrade customer contracting terms to minimize headwinds from increased cost pressures stemming from inventory build and supply chain challenges • Accelerate diversification among product and customer mix through investment in new product development • Remain vigilant for additional rationalization opportunities and supply agreements ALLOCATE CASH FLOWS & ASSETS TO DRIVE SHAREHOLDER VALUE: • Invest in Red River plant’s strategic initiatives to solidify position as provider-of- choice for activated carbon • Conclude strategic alternatives review and ensure maximization of shareholder value 7

APPENDIX 8

Appendix A: 10-Q Balance Sheet(1) (1) See complete, unaudited Condensed Consolidated Financial Statements and Notes related thereto within the Quarterly Report on Form 10-Q for the period ended September 30, 2022. 9

Appendix B: 10-Q Income Statement(1) (1) See complete, unaudited Condensed Consolidated Financial Statements and Notes related thereto within the Quarterly Report on Form 10-Q for the period ended September 30, 2022. 10

Appendix C: 10-Q Cash Flow(1) (1) See complete, unaudited Condensed Consolidated Financial Statements and Notes related thereto within the Quarterly Report on Form 10-Q for the period ended September 30, 2022. 11

Appendix C: 10-Q Cash Flow (continued)(1) (1) See complete, unaudited Condensed Consolidated Financial Statements and Notes related thereto within the Quarterly Report on Form 10-Q for the period ended September 30, 2022. 12

Appendix D: Non-GAAP Financial Measure & Consolidated Adjusted EBITDA Reconciliation to Net (Loss) Income Note on Non-GAAP Financial Measures To supplement the Company's financial information presented in accordance with U.S. generally accepted accounting principles, or GAAP, this investor presentation includes non-GAAP measures of certain financial performance. The non-GAAP measures include Consolidated EBITDA and Consolidated Adjusted EBITDA. The Company included non-GAAP measures because management believes that they help to facilitate comparison of operating results between periods. The Company believes the non-GAAP measures provide useful information to both management and users of the financial statements by excluding certain expenses that may not be indicative of core operating results and business outlook. These non-GAAP measures are not in accordance with, or an alternative to, measures prepared in accordance with GAAP and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. These measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. The Company has defined Consolidated EBITDA as net (loss) income, adjusted for the impact of the following items that are either non-cash or that the Company does not consider representative of its ongoing operating performance: depreciation, amortization, depletion and accretion, amortization of upfront customer consideration, interest expense, net, and income tax expense. The Company has defined Consolidated Adjusted EBITDA as Consolidated EBITDA reduced by the non-cash impact of equity earnings from equity method investments and gain on extinguishment of debt, increased by cash distributions from equity method investments, loss (gain) on change in estimate, asset retirement obligation and loss on early settlement of Norit receivable. The Company believes that the Consolidated Adjusted EBITDA measure is less susceptible to variances that affect the Company's operating performance. The Company presents the non-GAAP measures because the Company believes they are useful as supplemental measures in evaluating the performance of the Company's operating performance and provide greater transparency into the results of operations. The Company's management uses Consolidated Adjusted EBITDA as a factor in evaluating the performance of its business. The adjustments to Consolidated Adjusted EBITDA in future periods are generally expected to be similar. Consolidated Adjusted EBITDA has limitations as an analytical tool, and you should not consider these measures in isolation or as a substitute for analyzing the Company's results as reported under GAAP. 13

Appendix E: Consolidated Adjusted EBITDA Reconciliation to Net (Loss) Income 14

Additional Information
This presentation relates to a proposed business combination between ADES and Arq. In connection with the proposed Transactions, New ADES filed a Registration Statement on Form S-4 with the SEC, which includes a preliminary proxy statement/prospectus, that will be both the proxy statement to be distributed to ADES’ shareholders in connection with its solicitation of proxies for the vote by ADES’ shareholders with respect to the business combination and other matters as may be described in the Registration Statement, as well as the preliminary prospectus relating to the offer and sale of the securities by New ADES to be issued to the shareholders of ADES in the Transactions. After the Registration Statement is declared effective, ADES will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. This presentation does not contain all the information that should be considered concerning the proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions. ADES’ shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus and other documents that will be filed in connection with the proposed Transactions, as these materials contain and will contain important information about ADES, New ADES, Arq and the proposed Transactions.
When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Transactions will be mailed to shareholders of ADES as of a record date to be established for voting on the proposed Transactions. The documents relating to the proposed Transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge by contacting us at 8051 E Maplewood Ave, Ste 210, Greenwood Village, CO 80111, Attn: General Counsel.
No Offer or Solicitation
This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Participants in the Solicitation
This presentation is not a solicitation of a proxy from any security holder. ADES and its directors, executive officers, other members of management and employees may be deemed to be participants in the solicitation of proxies from ADES’ shareholders in connection with the proposed Transactions. Information regarding the names and interests in the proposed Transaction of ADES’ directors and officers is contained ADES’ and New ADES’ filings with the SEC. Additional information regarding the interests of potential participants in the solicitation process is included in the Registration Statement and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.